SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

Prudential plc Notice of Annual General Meeting 2012 & Explanation of business Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. This document, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading. A Chinese translation of this document is available on request from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong. (HK Stock Code: 2378; SGX stock code: K6S) This document is important and requires your immediate attention. If you are in any doubt as to any aspect of the proposals referred to in this document or the action you should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent professional adviser. If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document, but not the enclosed Form of Proxy, as soon as possible to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

PRUDENTIAL

Prudential plc
12 Arthur Street
London EC4R 9AQ

11 April 2012

Dear Shareholder

Annual General Meeting of Prudential plc

I am pleased to write to you with details of this year's Annual General Meeting (the Meeting) which is to be held in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE at 11.00am London time (6.00pm Hong Kong/ Singapore time) on Thursday 17 May 2012. The formal Notice of Meeting is set out on pages 3 to 5 with explanatory notes on pages 6 to 9.

This circular is being sent to shareholders, whether registered on the UK register, the Irish or Hong Kong branch registers, and any person with shares of the Company standing to the credit of their securities account held with The Central Depository (Pte) Limited (CDP).

Whether or not you propose to attend the Meeting, please complete the enclosed Form of Proxy in accordance with the instructions printed on the form and return it to the appropriate registrar or, for holders of a CDP securities account, to CDP in the pre-paid envelope enclosed. The Form of Proxy must be received no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 15 May 2012 or, for persons holding an interest in shares through CDP, by 5.00pm Singapore time on 9 May 2012. Detailed instructions for completing and returning the Form of Proxy can be found in the explanatory notes on page 10.

As in previous years, we will call a poll on each resolution at the Meeting. This will ensure that we are able to engage with a greater number of shareholders by including the votes cast by shareholders who are not able to attend the Meeting in person.

Should you wish to view the Annual Report 2011 online it is available on the Company's website.

Recommendation

The directors consider that all the resolutions to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders to vote in favour of all the proposed resolutions. The directors intend to vote, in respect of their own beneficial holdings, in favour of all the proposed resolutions with the exception of resolution 23 where, in accordance with Rule 7.19(6) of the Hong Kong Listing Rules, the directors (excluding the independent non-executive directors) and their associates will abstain from voting for the reasons set out on page 7 of this document.

Yours sincerely

Harvey McGrath
Chairman

Prudential plc, Laurence Pountney Hill, London EC4R 0HH.
Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.
Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated by the Financial Services Authority (FSA).

Notice of Annual General Meeting 2012 3 Notice of Annual General Meeting 2012 Prudential plc (the Company), incorporated and registered in England and Wales (registered number 1397169) gives notice that the Annual General Meeting (the Meeting) of the Company for the year 2012 will be held in the Churchill Auditorium at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE at 11.00am London time (6.00pm Hong Kong/Singapore time) on Thursday 17 May 2012 for the transaction of the following business. Shareholders will be asked to consider and pass the following resolutions. Resolutions 1 to 25 (inclusive) will be proposed as ordinary resolutions; resolutions 26 to 28 (inclusive) will be proposed as special resolutions. This means that for each of the resolutions to be passed as ordinary resolutions more than half of the votes cast must be in favour of the resolution. For each of the resolutions to be passed as special resolutions at least three-quarters of the votes cast must be in favour of the resolution. The Meeting will consider and, if thought fit, pass the following resolutions as ordinary resolutions: 1. TO receive and consider the Directors’ Report and the Financial Statements for the year ended 31 December 2011 with the related Auditor’s Report; 2. TO approve the Directors’ Remuneration Report for the year ended 31 December 2011; 3. TO declare a final dividend of 17.24 pence per ordinary share of the Company for the year ended 31 December 2011, which shall be payable on 24 May 2012 to shareholders who were on the register of members at the close of business on 30 March 2012; 4. TO elect Mr Alexander Johnston as a director; 5. TO elect Mr Kaikhushru Nargolwala as a director; 6. TO re-elect Mr Keki Dadiseth as a director; 7. TO re-elect Sir Howard Davies as a director; 8. TO re-elect Mr Robert Devey as a director; 9. TO re-elect Mr John Foley as a director; 10. TO re-elect Mr Michael Garrett as a director; 11. TO re-elect Ms Ann Godbehere as a director; 12. TO re-elect Mr Paul Manduca as a director; 13. TO re-elect Mr Harvey McGrath as a director; 14. TO re-elect Mr Michael McLintock as a director; 15. TO re-elect Mr Nicolaos Nicandrou as a director; 16. TO re-elect Mr Barry Stowe as a director; 17. TO re-elect Mr Tidjane Thiam as a director; 18. TO re-elect Lord Turnbull as a director; 19. TO re-elect Mr Michael Wells as a director; 20. TO re-appoint KPMG Audit Plc as the Company’s auditor until the conclusion of the next general meeting at which the Company’s accounts are laid; 21. TO authorise the directors to determine the amount of the auditor’s remuneration;

4 Notice of Annual General Meeting 2012 | continued Notice of Annual General Meeting 2012 Political donations 22. THAT the Company and all companies that are its subsidiaries at any time during the period for which the resolution is effective be and are hereby generally and unconditionally authorised for the purposes of sections 366 and 367 of the Companies Act 2006 (the 2006 Act) to make donations to political organisations other than political parties and to incur political expenditure (as such terms are defined in sections 363 to 365 of the 2006 Act) up to a maximum aggregate sum of £50,000, as follows: (a) such authority shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the conclusion of the Annual General Meeting to be held in 2013; and (b) the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political organisations and incur political expenditure in pursuance of such contracts or undertakings as if the said authority had not expired. Renewal of authority to allot ordinary shares 23. THAT without prejudice to any other authority conferred on the directors by or pursuant to Article 14 of the Company’s Articles of Association, the authority conferred on the directors by Article 14 of the Company’s Articles of Association to allot generally and unconditionally relevant securities be renewed in respect of equity securities (as defined in section 560(1) of the 2006 Act) for a period expiring at the earlier of 30 June 2013 and the conclusion of the Annual General Meeting of the Company to be held in 2013 and for a maximum aggregate nominal amount of: (A) £25,516,692 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (B) or (C) so that in total no more than £42,527,821 can be allotted under paragraphs (A) and (B) and no more than £85,055,642 can be allotted under paragraphs (A), (B) and (C)); (B) £42,527,821 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (A) or (C) so that in total no more than £42,527,821 can be allotted under paragraphs (A) and (B) and no more than £85,055,642 can be allotted under paragraphs (A), (B) and (C )) in connection with an offer or invitation: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and (C) £85,055,642 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (A) or (B) so that in total no more than £85,055,642 can be allotted) in connection with an offer by way of a rights issue: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and (D) the amount allotted pursuant to the terms of any share scheme of the Company or any of its subsidiary undertakings adopted prior to or on the date of this meeting. Extension of authority to allot ordinary shares to include repurchased shares 24. THAT the authority granted to the directors to allot relevant securities up to a total nominal value of £25,516,692 pursuant to paragraph (A) of resolution 23 set out above be extended by the addition of such number of ordinary shares of five pence each representing the nominal amount of the Company’s share capital repurchased by the Company under the authority granted pursuant to resolution 27 set out below, to the extent that such extension would not result in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to resolution 23 exceeding £42,527,821. Share scheme 25. THAT the Prudential International Savings-Related Share Option Scheme for Non-Employees 2012 summarised in Appendix 2 to this Notice of Meeting, the rules of which are produced by the Chairman for the purpose of identification, be and is hereby approved.

5 The Meeting will then consider and, if thought fit, pass the following resolutions as special resolutions: Renewal of authority for disapplication of pre-emption rights 26. THAT without prejudice to any other authority conferred on the directors by or pursuant to Article 15 of the Company’s Articles of Association the directors be and are hereby authorised to allot equity securities (as defined in section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the directors by Article 15 of the Company’s Articles of Association and/or to sell any ordinary shares held by the Company as treasury shares for cash as if section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2013 and the conclusion of the Annual General Meeting of the Company to be held in 2013 and provided that the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 15(b) is £6,379,173; Renewal of authority for purchase of own shares 27. THAT the Company be and is hereby generally and unconditionally authorised, in accordance with section 701 of the 2006 Act, to make one or more market purchases (within the meaning of section 693(4) of the 2006 Act) of its ordinary shares in the capital of the Company: (A) such authority to be limited: (i) to a maximum aggregate number of 255,166,928 ordinary shares; (ii) by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of: (a) an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the daily official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case exclusive of expenses; (B) such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2013 and the conclusion of the Annual General Meeting of the Company to be held in 2013, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and (C) all ordinary shares purchased pursuant to said authority shall be either: (i) cancelled immediately upon completion of the purchase; or (ii) held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act; Notice for general meetings 28. THAT a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice. By order of the Board of directors Company Margaret Coltman Secretary Prudential plc Laurence Pountney Hill London EC4R 0HH Registered in England and Wales No. 1397169 11 April 2012

6 Notice of Annual General Meeting 2012 |Explanatory notes Explanatory notes Resolution 1: Directors’ Report and Financial Statements (the Annual Report) 2011 The business of the Meeting will begin with a resolution to lay before shareholders the Annual Report 2011. Shareholders will have the opportunity to put questions on the Annual Report 2011 to the directors before this resolution is proposed to the Meeting. The Annual Report 2011 is available to view on the Company’s website. Shareholders may obtain a copy from the Company’s registrar, Equiniti, by calling 0871 384 2035 and quoting their shareholder reference number which may be found on the Form of Proxy. Copies of the Annual Report 2011 are also available for collection from CDP. For further information relating to the Meeting and to view the Annual Report 2011 and registrars’ details please refer to notes set out on pages 10 to 11 of this Notice. Resolution 2: Directors’ Remuneration Report As in previous years, shareholders will have the opportunity to cast an advisory vote on the Directors’ Remuneration Report for the year ended 31 December 2011. The report is set out in full on pages 134 to 157 of the Annual Report 2011. Resolution 3: Declaration of final dividend Shareholders will be asked to approve the payment of a final dividend of 17.24 pence per ordinary share for the year ended 31 December 2011, as recommended by the directors. If approved, the recommended final dividend will be payable on 24 May 2012 to shareholders on the register of members at the close of business on the record date of 30 March 2012. The amended Rule 13.66 of the Hong Kong Listing Rules effective 20 June 2011 (the New Rule) requires the record date for a final dividend to be at least three business days after shareholders’ approval at the general meeting. The effect of the New Rule would significantly delay the payment of the final dividend to the Company’s shareholders. The Company has sought, and the Hong Kong Stock Exchange has granted, a waiver to the Company on 6 January 2012 from strict compliance with the New Rule. Resolution 4: Election of Mr Alexander Johnston as a director Shareholders will be asked to elect Mr Alexander Johnston as a director following his appointment by the Board with effect from 1 January 2012. Brief biographical details are included in Appendix 1 to this document and in the Annual Report 2011. Resolution 5: Election of Mr Kaikhushru Nargolwala as a director Shareholders will be asked to elect Mr Kaikhushru Nargolwala as a director following his appointment by the Board with effect from 1 January 2012. Brief biographical details are included in Appendix 1 to this document and in the Annual Report 2011. Resolutions 6 to 19: Re-election of directors In accordance with the provisions of the UK Corporate Governance Code, all other directors will offer themselves for re-election at the Meeting. Brief biographical details of all directors standing for re-election are included in Appendix 1 and in the Annual Report 2011. The Board, supported by the work carried out by the Nomination Committee, is actively engaged in succession planning. The Board composition is regularly reviewed to ensure that it retains its effectiveness at all times. As a result of the work carried out over the last year and the evaluation of the effectiveness of the Board and its committees, the Board considers that the performance of all of its directors continues to be effective and that their experience and performance meet the demands of the business in line with the strategy of the Company. Lord Turnbull has completed a six year term as non-executive director since his initial election by shareholders in 2006 and has been invited to serve as a non-executive director for a further term, following rigorous review in accordance with the requirements of the UK Corporate Governance Code. The Board considers all of its non-executive directors to be independent in character and judgement. The Board recommends the election and re-election of all the directors. Resolutions 20 and 21: Re-appointment and remuneration of auditor Shareholders will be asked to approve the re-appointment of KPMG Audit Plc as the Company’s auditor to hold office until the conclusion of the Company’s 2013 Annual General Meeting and to grant authority to the directors to determine its remuneration. Resolution 22: Political donations The Companies Act 2006 (the 2006 Act), Part 14, restricts companies from making donations to political parties, other political organisations or independent election candidates and from incurring political expenditure without shareholders’ consent. The Company has no intention of changing its current practice of not making donations to political parties and will not do so without the specific endorsement of its shareholders. However, the broad definitions used in the 2006 Act make it possible for the normal business activities of the Company, which might not be thought to be political expenditure or donations to political organisations in the usual sense, to be caught. The Company is not seeking authority to make donations to political parties or to independent election candidates and it does not believe there is a real risk of it inadvertently making such donations. The authority is being sought principally as a precaution to ensure that the Company’s normal business activities are within the 2006 Act.

7 In accordance with guidance issued by the Association of British Insurers this approval is sought on an annual basis. This resolution, if passed, will renew the directors’ authority, until the 2013 Annual General Meeting to make donations to political organisations, other than political parties, and incur expenditure which might otherwise be caught by the terms of the 2006 Act, up to an aggregate amount of £50,000. Resolutions 23 and 24: Renewal of authority to allot ordinary shares At last year’s Annual General Meeting, shareholders renewed a resolution giving the directors authority to allot ordinary shares or grant rights to subscribe for or convert any security into shares in the Company. That authority will expire at the conclusion of this year’s Meeting. Accordingly, the notice includes a resolution to renew this authority. The resolution also needs to comply with the requirements of the Hong Kong Listing Rules as a result of the Company’s listing on the Hong Kong Stock Exchange. Paragraph (A) of resolution 23 authorises the directors to allot ordinary shares or grant rights to subscribe for or convert any security into shares up to an aggregate nominal value of £25,516,692 (representing approximately 510,333,857 ordinary shares in the Company), such amount to be reduced to take into account amounts allotted or granted under paragraphs (B) and (C) of resolution 23. This amount, which is the maximum proportion of share capital directors may allot non-pre-emptively under the Hong Kong Listing Rules, represents approximately 20 per cent of the issued ordinary share capital of £127,583,464 as at 9 April 2012, the latest practicable date prior to the publication of this Notice. Paragraph (B) of resolution 23 gives directors the authority to make allotments or grant rights to subscribe for or convert any security into ordinary shares which exceed the 20 per cent authority under paragraph (A) of resolution 23 in connection with offers to ordinary shareholders or holders of other equity securities. The Hong Kong Listing Rules do not permit the directors to allot, on a non pre-emptive basis, shares or rights to shares that would represent more than 20 per cent of the issued ordinary share capital as at the date on which the resolution granting them a general authority to allot is passed. Paragraph (B) of resolution 23 applies these restrictions to the authority of the directors to make allotments exceeding the 20 per cent threshold. The authority sought in paragraph (B) of resolution 23 is up to an aggregate nominal value of £42,527,821 (representing approximately 850,556,429 ordinary shares in the Company), such amount to be reduced to take into account amounts allotted or granted under paragraphs (A) and (C) of resolution 23. This amount represents approximately one-third of the issued ordinary share capital of the Company as at 9 April 2012, the latest practicable date prior to the publication of this notice, which is in line with guidance issued by the Association of British Insurers. Paragraph (C) of resolution 23 is proposed to give directors additional authority in the case of a rights issue to allot equity securities in favour of ordinary shareholders up to an aggregate nominal amount equal to £85,055,642, representing approximately 1,701,112,858 ordinary shares, less the nominal amount of any shares issued under paragraphs (A) and (B). This amount (before any reduction) is approximately two-thirds of the issued ordinary share capital of the Company as at 9 April 2012, the latest practicable date prior to publication of this notice, which is also in line with guidance issued by the Association of British Insurers. Under Rule 7.19(6) of the Hong Kong Listing Rules, if a proposed rights issue would increase either the issued share capital or the market capitalisation of the Company by more than 50 per cent (on its own or when aggregated with any other rights issues or open offers announced within the previous 12 months), then the issue must ordinarily be made conditional on approval by shareholders in general meeting by a resolution on which the directors (excluding the independent non-executive directors) and their associates must abstain from voting. However, the Hong Kong Stock Exchange has granted a waiver to the Company from strict compliance with Rule 7.19(6) of the Hong Kong Listing Rules on 4 May 2010 in order to place the Company on an equal footing with other UK listed companies. The waiver has been granted on the basis that: 1. The Company will seek shareholders’ approval at each Annual General Meeting subsequent to the listing of its shares on the Hong Kong Stock Exchange by way of introduction on a rolling basis for the power to allot shares up to two-thirds of the existing issued share capital of the Company in line with the Association of British Insurers guidance explained above; 2. The Company will ensure that the directors (excluding the independent non-executive directors) and their associates will abstain from voting on the relevant resolution in their capacity as shareholders at each Annual General Meeting; and 3. If the Company were to make a further rights issue, the Company would not need to obtain shareholder approval under Rule 7.19(6) of the Hong Kong Listing Rules provided that: i. the market capitalisation of the Company would not increase by more than 50 per cent as a result of the proposed rights issue; and ii. the votes of any new directors appointed to the Board since the Annual General Meeting would not have made a difference to the outcome of the relevant resolution at the Annual General Meeting if they had been shareholders at the time and they had in fact abstained from voting.

8 Notice of Annual General Meeting 2012 |Explanatory notes | continued Explanatory notes Under the Hong Kong Listing Rules the directors are required to seek authority from shareholders to allot shares and grant rights to subscribe for or convert any security into shares pursuant to the Company’s share schemes or those of its subsidiary undertakings. Paragraph (D) of resolution 23 seeks such authority for schemes adopted prior to or on the date of the Meeting. The directors intend to use the authorities sought under resolution 23 following the exercise of options and awards under the Company’s share schemes. Otherwise, the authorities will give the directors flexibility to issue shares where they believe it is for the benefit of shareholders to do so. This renewed authority, which complies with institutional investment guidelines, will replace the current authority in respect of ordinary shares and will expire at the conclusion of the 2013 Annual General Meeting or, if earlier, 30 June 2013. As permitted by the Hong Kong Listing Rules, resolution 24 seeks to extend the directors’ authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (A) of resolution 23 to include the shares repurchased by the Company under the authority to be sought by resolution 27. Resolution 25: Adoption of the rules of the Prudential International Savings-Related Share Option Scheme for Non-Employees (the New Scheme) Shareholders authorised the Board to establish the Prudential International Savings-Related Share Option Scheme for Non-Employees (the Original Scheme) in 2002 for the benefit of non-employees based on the same principles as equivalent schemes in place for UK and international employees. The Original Scheme has been used to incentivise and retain key individuals in the Company’s distribution channels, including insurance agents in Hong Kong and Malaysia. The rules of the Original Scheme provide that no options shall be granted more than 10 years after it was approved by the Company in general meeting and will shortly expire. Shareholder approval is sought to renew the Original Scheme for 10 years by adopting the New Scheme in its place. The rules of the New Scheme are not materially different to those of the Original Scheme. Newly issued shares would only be used under the New Scheme to the extent that they (i) fall within the limits recommended by the Association of British Insurers and (ii) meet the conditions set out in the conditional waiver from strict compliance with Rule 17.03(3) granted by the Hong Kong Stock Exchange on 20 March 2012 requiring the total number of options that may be issued under the new Scheme, when added to the number of shares or share options issued under any other share option, profit sharing or employee share incentive scheme of the Company, to be limited to 10% of the total number of shares in issue from time to time. A description of the principal provisions of the Scheme is set out in Appendix 2 to the Notice of Meeting on pages 17 to 18. A waiver from strict compliance with the following requirements of Chapter 17 of the Hong Kong Listing Rules in relation to the New Scheme was granted by the Hong Kong Stock Exchange on 20 March 2012: (i) note (1) to Rule 17.03(3) of the Hong Kong Listing Rules which requires that the total number of securities which may be issued under all of the Company’s share schemes do not exceed 10% of the Company’s ordinary shares at the time of the date of approval of the New Scheme, (ii) Rule 17.03(5) of the Hong Kong Listing Rules which requires that the securities be taken up within a period of 10 years; and (iii) note (1) to Rule 17.03(9) of the Hong Kong Listing Rules which requires that the minimum exercise price of options not be lower than the higher of (a) the closing price of Shares on the day of grant and (b) the average closing price of Shares on the 5 days preceding the date of grant. The waiver is an extension of the conditional waiver from strict compliance with note (1) to Rule 17.03(3), Rule 17.03(5), note (1) to Rule 17.03(9) and Rule 17.03(11) of the Hong Kong Listing Rules granted by the Hong Kong Stock Exchange on 4 May 2010 prior to the Company’s listing on the Main Board of the Hong Kong Stock Exchange. Pursuant to the waiver granted by the Hong Kong Stock Exchange, the New Scheme must continue to be in compliance with the UK Listing Rules and other applicable UK laws, the total number of securities that may be issued under all of the Company’s share schemes is limited to 10% of the total number of shares in issue from time to time and the exercise price will be the average market price of shares for 3 consecutive days determined by the Board and in any event, with a limit of no more than 20% discount of the market price of the shares. Resolution 26: Renewal of authority for disapplication of pre -emption rights At last year’s Annual General Meeting, shareholders passed a special resolution giving the directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of section 561 of the 2006 Act. That power will expire at the conclusion of this year’s Meeting. Accordingly, the Notice includes a resolution to renew this authority. This authority only extends (apart from pre-emptive issues) to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of part 18 of the 2006 Act. As at 9 April 2012 the Company held no treasury shares.

9 The authority is sought for a maximum nominal value of £6,379,173, representing approximately 127,583,464 ordinary shares in the Company, which is approximately five per cent of the total issued ordinary share capital of the Company as at 9 April 2012. As regards rights issues and other pre-emptive issues, the directors believe the mechanics and delay of the procedure under section 561 are unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances. This renewed authority, which complies with institutional investment guidelines, will expire at the conclusion of the 2013 Annual General Meeting or, if earlier, 30 June 2013. The directors confirm their intention to adhere to the Principles of the Pre-Emption Group’s Statement regarding cumulative usage of authorities to allot equity securities for cash without offering them first to existing shareholders. These principles provide that usage in excess of 7.5 per cent of the Company’s ordinary share capital within a rolling 3-year period should not take place, other than to existing shareholders, without prior consultation with shareholders. The Company confirms that its use of such authorities has not exceeded this 7.5 per cent limit over the last three years. Resolution 27: Renewal of authority for purchase of own shares The directors consider that there may be circumstances in which it would be desirable for the Company to purchase its own shares in the market. Although the directors have no immediate plans to make such purchases, they would like to be able to act if circumstances arose in which they considered such purchases to be desirable. Purchases would only be made if their effect would be to increase earnings per share and they would be for the benefit of shareholders generally. No purchases of shares would be conducted on the Hong Kong Stock Exchange. Accordingly, this resolution is proposed to authorise the Company to make market purchases of its ordinary shares up to a maximum nominal value of £12,758,346, representing 255,166,928 ordinary shares which is approximately 10 per cent of the Company’s issued share capital as at 9 April 2012, at prices not lower than 5 pence per ordinary share and not exceeding the higher of (i) 105 per cent of the average middle market value of an ordinary share for the five business days preceding the date of purchase and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out. The Company may retain any shares it purchases as treasury shares with a view to possible re-issue at a future date or may cancel the shares. If the Company were to purchase any of its own ordinary shares it would consider holding them as treasury shares pursuant to the authority conferred by this resolution. This would enable the Company to re-issue such shares quickly and cost-effectively and would provide the Company with additional flexibility in the management of its capital base. The directors have no immediate plans to exercise this authority which will expire at the conclusion of the 2013 Annual General Meeting or, if earlier, 30 June 2013. A waiver from strict compliance with Rule 10.06(5) was granted by the Hong Kong Stock Exchange on 4 May 2010. Under Rule 10.06(5), the listing of all shares which are purchased by the Company shall automatically be cancelled upon purchase and the Company must apply for listing of any further issues in the normal way. As a consequence of this waiver, Rule 10.06(5) has been amended such that shares purchased by the Company to hold as treasury shares will remain listed and the listing will not be suspended or cancelled and any subsequent sale of such treasury shares or transfer of such treasury shares pursuant to an employees’ share scheme, for example, shall not, for the purposes of the Hong Kong Listing Rules, constitute a new issue of shares and shall not require a new listing application to be made. The Company has options and awards outstanding over 18,229,789 ordinary shares, representing 0.7 per cent of the Company’s ordinary issued share capital as at 9 April 2012 (the latest practicable date prior to the publication of this document). If the existing authority given at the 2011 Annual General Meeting and the authority sought by this resolution 27 were to be fully used these outstanding options would represent 0.9 per cent of the Company’s ordinary issued share capital at that date. Resolution 28: Notice for general meetings Changes made to the 2006 Act by the Companies (Shareholder Rights) Regulations 2009 (the Shareholders’ Rights Regulations) increased the notice period required for general meetings of companies to 21 days unless a company offers shareholders an electronic voting facility and shareholders approve a shorter notice period, which cannot however be less than 14 clear days. Prior to the Shareholders’ Rights Regulations, which came into force on 3 August 2009, the Company was able to call general meetings, other than its Annual General Meeting, on 14 clear days’ notice without obtaining shareholder approval. Approval was sought and received from shareholders at the last Annual General Meeting and in order to preserve this ability, resolution 28 seeks renewal of the approval for a notice period of 14 days to apply to general meetings. The shorter notice period will not be used as a matter of routine but only where flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. Annual General Meetings will continue to be held on at least 21 clear days’ notice. The approval will be effective until the next Annual General Meeting when it is intended that a similar resolution will be proposed.

10 Notice of Annual General Meeting 2012 |Notes to Notice of Meeting Notes to Notice of Meeting Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company. Members’ attention is drawn to the Form of Proxy accompanying this notice. A proxy may be appointed by any of the following methods: completing and returning the enclosed Form of Proxy; for members on the UK register, electronic proxy appointment by logging onto the website of Equiniti, the Company’s registrar, at www.sharevote.co.uk Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, which are printed on the face of the accompanying Form of Proxy. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti’s on-line portfolio service Shareview, you may submit your proxy vote by logging onto your portfolio at www.shareview. co.uk and clicking on the link to vote under your Prudential holding details. Instructions are given on the website; or if you are a member of CREST, by using the CREST electronic appointment service. IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the registrar no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 15 May 2012. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 9 May 2012 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong Investor Services Limited (Computershare Hong Kong), the Hong Kong branch share registrar, by the deadline above. If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, or would like to request a hard copy of the Annual Report please contact Equiniti on 0871 384 2035 or Computershare Hong Kong on + (852) 2862 8555. Calls to Equiniti on this number are charged at 8p per minute from a BT landline. Other telephony provider costs may vary. Please contact +44 121 415 7026 for the Equiniti overseas helpline if you are calling from outside the UK. Lines at Equiniti are open from 8.30am to 5.30pm London time Monday to Friday. Shareholders on the Irish branch register should contact Capita on +353 1810 2400. To be valid a Form of Proxy or other instrument appointing a proxy must be received by post or by hand (during normal business hours only) at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 15 May 2012 or at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 11.00am London time (6.00pm Hong Kong/Singapore time) on Tuesday 15 May 2012. Shareholders who hold their shares on the Irish branch register should return their completed proxies to Capita Registrars, PO Box 7117, Dublin 2, Ireland or by hand (during normal business hours) to Capita Registrars, Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland so as to be received no later than 11.00am London time on Tuesday, 15 May 2012. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 9 May 2012 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong, the Hong Kong branch share registrar, by the deadline above. The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the Meeting and voting in person if he/she wishes to do so. Any person to whom this notice is sent who is a person nominated under section 146 of the 2006 Act to enjoy information rights (a nominated person) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1, 2, 3 and 4 above does not apply to nominated persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company. To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the Company’s main UK share register, Hong Kong branch register or Irish branch register as at 6.00pm London time on Tuesday 15 May 2012, (1.00am Hong Kong time on Wednesday 16 May 2012) (or, in the event of any adjournment, 6.00pm London time two days prior to the adjourned meeting). Any person holding an interest in shares through CDP must be registered in CDP’s register as at 5.00pm Singapore time on 9 May 2012 (or, in the event of an adjournment, 5.00pm Singapore time nine days prior to the adjourned meeting). The earlier CDP deadline is to allow sufficient time for a person holding an interest in shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees Limited, in whose name the shares are registered, at the Meeting. Changes to the Company’s share registers after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

11 As at 9 April 2012 (being the latest practicable day prior to the publication of this notice) the Company’s issued share capital consists of 2,551,669,287 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 9 April 2012 were 2,551,669,287. The Company does not hold any shares in treasury. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by 11.00am London time on 15 May 2012. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares. Under section 527 of the 2006 Act members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Meeting; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the 2006 Act. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the 2006 Act. Where the Company is required to place a statement on a website under section 527 of the 2006 Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under section 527 of the 2006 Act to publish on a website. Any member or their proxy attending the Meeting in person or by proxy has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered. A copy of this notice and other information required by section 311A of the 2006 Act, may be found at www. prudential.co.uk/prudential-plc/investors/agminfo/2012 The Company will continue its practice of calling a poll on all resolutions at the Meeting. The provisional voting results, which will include all votes cast for and against each resolution at the Meeting, and all proxies lodged prior to the Meeting, which will include votes cast for and against each resolution, will be announced at the Meeting and published on the Company’s website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld at the Meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution and ensures all votes cast either at the Meeting or through proxies are included in the result. You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

12 Notice of Annual General Meeting 2012 |Notes to Notice of Meeting | continued Notes to Notice of Meeting Documents available for inspection Copies of the following documents will be available for inspection during normal business hours at Laurence Pountney Hill, London, EC4R 0HH, the registered office of the Company, on Mondays to Fridays (public holidays excepted) from the date of this Notice and at the place of the Meeting, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, from 10.45am on 17 May 2012 until the conclusion of the Meeting: copies of the service contracts between the Prudential Group and the executive directors; copies of the letters of appointment between the Company and the Chairman and the Company and the non-executive directors; and a copy of the rules of the Prudential International Savings-Related Share Option Scheme for Non-Employees 2012. The above documents will also be displayed at the offices of Slaughter and May, 47th floor, Jardine House, One Connaught Place, Central, Hong Kong. Board of directors As at the date of this document, the Board of directors of the Company comprises: Chairman: Harvey Andrew McGrath Executive directors: Cheick Tidjane Thiam Nicolaos Andreas Nicandrou Robert Alan Devey John William Foley Michael George Alexander McLintock Barry Lee Stowe Michael Andrew Wells Independent non-executive directors: Keki Bomi Dadiseth Howard John Davies Michael William Oliver Garrett Ann Frances Godbehere Alexander Dewar Kerr Johnston Paul Victor Falzon Sant Manduca Kaikhushru Shiavax Nargolwala Lord Andrew Turnbull

Notice of Annual General Meeting 2012 | Appendix 1 13 Appendix 1 Biographies of Directors Harvey McGrath Chairman and Chairman of the Nomination Committee Harvey McGrath was appointed as an independent non-executive director of Prudential in September 2008 and became the Chairman and Chairman of the Nomination Committee in January 2009. Harvey has a long and distinguished career in the international financial services industry, having started his career at Chase Manhattan Bank in London and New York. From 1980 to 2007 he worked for the Man Group, first as Treasurer, then Finance Director, then President of Man Inc. in New York before being appointed as Chief Executive of Man Group plc in London in 1990 and then Chairman in 2000. He left Man Group in 2007. Harvey is also Co-Chairman of the London Enterprise Panel which works with the Mayor of London coordinating economic development and regeneration across London. He is the former Chairman of the London Development Agency, London First and the East London Business Alliance and former Vice Chairman of the London Skills and Employment Board from 2006 to 2011. Harvey is Chairman of Governors of Birkbeck College and trustee of a number of charities. These include New Philanthropy Capital, a research based charity which gives advice and guidance to donors and charities; the Royal Anniversary Trust which operates the Queen’s Anniversary Prizes for Higher and Further Education; Children and Families Across Borders (CFAB), which protects the rights and welfare of children and vulnerable adults across borders; icould, an online careers resource; and the Prince’s Teaching Institute, which promotes subject based professional development for teachers. Harvey will retire from the Board in 2012 once a successor has been found. Age 60. Tidjane Thiam Group Chief Executive Tidjane Thiam has been an executive director of Prudential since 25 March 2008. He was the Chief Financial Officer until 30 September 2009 and became Group Chief Executive with effect from 1 October 2009. Tidjane was previously Group Executive Director and Chief Executive Officer, Europe at Aviva where he worked from 2002 to 2008 and held successively the positions of Group Strategy and Development Director and Managing Director, Aviva International. Tidjane spent the first part of his professional career with McKinsey & Company in Paris and New York, serving insurance companies and banks. He then spent a number of years in Africa where he was Chief Executive and later Chairman of the National Bureau for Technical Studies and Development in Cote d’Ivoire and a cabinet member as Secretary of Planning and Development. Tidjane returned to France to become a partner with McKinsey & Company and one of the leaders of their Financial Institutions practice before joining Aviva in 2002. Tidjane was a non-executive director of Arkema in France until November 2009. He is a member of the Board of the Association of British Insurers (ABI) and a member of the Council of the Overseas Development Institute (ODI) in London. Tidjane is a member of the Africa Progress Panel chaired by Kofi Annan and a sponsor of Opportunity International. In January 2011, he was appointed to chair the G20 High Level Panel for Infrastructure Investment, which reported to the G20 Leaders at the G20 Summit in Cannes in November 2011. Tidjane is a member of the UK-ASEAN Business Council and of the Strategic Advisory Group on UK Trade and Investment. In January 2012, Tidjane was appointed to the Prime Minister’s Business Advisory Group. Tidjane was awarded the Légion d’Honneur by the French President in July 2011. Age 49 Nicolaos Nicandrou ACA Chief Financial Officer Nic Nicandrou has been an executive director of Prudential and Chief Financial Officer since October 2009. Before joining Prudential, he worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life Finance Director and Board Member, Aviva Group Financial Control Director, Aviva Group Financial Management and Reporting Director and CGNU Group Financial Reporting Director. Nic started his career at PriceWaterhouseCoopers where he worked in both London and Paris. Age 46. Robert Devey Executive Director Rob Devey has been an executive director of Prudential and Chief Executive, Prudential UK and Europe since November 2009. Rob joined Prudential from Lloyds Banking Group where he worked from 2002 in a number of senior leadership roles across insurance and retail banking. Prior to joining Lloyds Banking Group, Rob was a consultant with the Boston Consulting Group (BCG) in the UK, US and Europe. Rob chairs the London Leadership Team of Business in The Community and is also a trustee of the LloydsTSB Foundation for England and Wales. Age 43. John Foley Executive Director John Foley has been an executive director of Prudential and Group Chief Risk Officer since January 2011. He joined Prudential as Deputy Group Treasurer in 2000 before being appointed Managing Director, Prudential Capital (formerly Prudential Finance (UK)) and Group Treasurer in 2001. He was appointed Chief Executive of Prudential Capital and to the Group Executive Committee in 2007. Prior to joining Prudential, John spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co Limited where, over a 20 year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. Age 55. Michael McLintock Executive Director Michael McLintock has been an executive director of Prudential since September 2000. He is also Chief Executive of M&G, a position he held at the time of M&G’s acquisition by Prudential in 1999. Michael joined M&G in 1992. He previously also served on the board of Close Brothers Group plc as a non-executive director from 2001 to 2008. Since October 2008, he has been a Trustee of the Grosvenor Estate and was appointed as a non-executive director of Grosvenor Group Limited in March 2012. He has also been a member of the Finance Committee of the MCC since October 2005. Age 51.

14 Notice of Annual General Meeting 2012 |Appendix 1 | continued Appendix 1 Barry Stowe Executive Director Barry Stowe has been an executive director of Prudential since November 2006, and Chief Executive, Prudential Corporation Asia since October 2006. He has been a member of the Board of Visitors of Lipscomb University since May 2009 and was a director of the Life Insurance Marketing Research Association (LIMRA) and the Life Office Management Association (LOMA) from October 2008 to October 2011. Previously, Barry was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995, and prior to that was President and CEO of Nisus, a subsidiary of Pan-American Life, from 1992 to1995. Before joining Nisus, Barry spent 12 years at Willis Corroon in the US. Age 54. Michael Wells Executive Director Mike Wells has been an executive director of Prudential since January 2011 when he succeeded Clark Manning as President and CEO of Jackson National Life Insurance Company. Mike has served in a variety of senior and strategic positions at Jackson over the last 15 years, including President of Jackson National Life Distributors. Mike has been Vice Chairman and Chief Operating Officer of Jackson for the last nine years. During this period he has led the development of Jackson’s variable annuity business and been responsible for IT, strategy, operations, communications, distributions, Curian and the retail broker dealers. Age 52. Non-Executive Directors Keki Dadiseth FCA Independent non-executive director and member of the Remuneration Committee Keki Dadiseth has been an independent non-executive director of Prudential since April 2005. He is a member of the Remuneration Committee and was a member of the Audit Committee from 2005 to 2007. During 2006, he was appointed as a non-executive director of ICICI Prudential Life Assurance Company Limited and ICICI Prudential Trust Limited. Keki is also a director of Britannia Industries Limited, Piramal Healthcare Limited, Siemens Limited, The Indian Hotels Company Limited and Godrej Properties Limited, all of which are quoted on the Bombay Stock Exchange. In addition, he acts as adviser to Goldman Sachs, Fleishman-Hillard Inc and Chairman of Marsh & McLennan Companies Group, India. He is Chairman of the Breach Candy Hospital Trust and a trustee for a number of Indian charities. Keki is the non-executive Chairman of Omnicom India Marketing Advisory Services Private Limited, an unquoted Indian company, and is also a board member of various other unquoted Indian companies. He serves as Chairman of Sony India Pvt Ltd and Senior Advisor to Sony Group in India. Before he retired from Unilever in 2005, Keki was Director, Home and Personal Care, responsible for the HPC business of Unilever worldwide, a Board member of Unilever PLC and Unilever N.V., and a member of Unilever’s Executive Committee. He joined Hindustan Lever Ltd in India in 1973 and in 1987, he joined the Board of Hindustan Lever and became Chairman in 1996. Age 66. Sir Howard Davies Independent non-executive director, Chairman of the Risk Committee and member of the Audit Committee Sir Howard has been an independent non-executive director of Prudential and Chairman of the Risk Committee since October 2010. He joined the Audit Committee in November 2010. Sir Howard was the Director of the London School of Economics and Political Science (LSE) from September 2003 to April 2011. Prior to joining the LSE, he was Chairman of the Financial Services Authority, the UK’s financial regulator. He is a Professor at the Institut d’Études Politiques (Sciences Po), a director of Morgan Stanley Inc, an external adviser to the Government Investment Corporation of Singapore and a member of the International Advisory Board of the China Banking Regulatory Commission. Age 61. Michael Garrett Independent non-executive director and member of the Remuneration Committee Michael Garrett has been an independent non-executive director of Prudential and a member of the Remuneration Committee since September 2004. He worked for Nestlé from 1961, becoming Head of Japan from 1990 to 1993, and then Zone Director and Member of the Executive Board, responsible for Asia and Oceania. In 1996 his responsibilities were expanded to include Africa and the Middle East. Michael retired as Executive Vice President of Nestlé in 2005. He served the Government of Australia as Chairman of the Food Industry Council and as a Member of the Industry Council of Australia, and was also a member of the Advisory Committee for an APEC (Asia-Pacific Economic Cooperation) Food System, a Member of The Turkish Prime Minister’s Advisory Group and the WTO (World Trade Organization) Business Advisory Council in Switzerland. Michael remains a director of Nestlé in India, and was appointed Chairman of the Evian Group, a think tank and forum for dialogue promoting free trade, from 2001 to 2011. He also serves as a non-executive director on the Boards of the Bobst Group in Switzerland, Hasbro Inc. in the USA, and Gottex Fund Management Holdings Limited in Guernsey. In addition, he is a Member of the Swaziland International Business Advisory Panel under the auspices of the Global Leadership Foundation (GLF) London, as well as being a member of the Development Committee of the International Business Leaders Forum (IBLF) until stepping down in 2011. Age 69. Ann Godbehere FCGA Independent non-executive director, Chairman of the Audit Committee and member of the Risk Committee Ann Godbehere has been an independent non-executive director of Prudential since August 2007. She has been a member of the Audit Committee since October 2007, becoming its Chairman in October 2009, and joined the Risk Committee in November 2010. Ann began her career in 1976 with Sun Life of Canada, joining Mercantile & General Reinsurance Group in 1981, where she held a number of management roles rising to Senior Vice President and Controller for life and health and property/casualty businesses in North America in 1995. In 1996 Swiss Re acquired Mercantile & General Reinsurance Group and Ann became Chief Financial Officer of Swiss Re Life & Health, North America.

15 In 1997 she was made Chief Executive Officer of Swiss Re Life & Health, Canada. She moved to London as Chief Financial Officer of Swiss Re Life & Health Division in 1998 and joined the Property & Casualty Business Group, based out of Zurich, as Chief Financial Officer on its establishment in 2001. From 2003 until February 2007, Ann was Chief Financial Officer of the Swiss Re Group. Ann is also a non-executive director of Rio Tinto plc, Rio Tinto Limited, UBS AG, Ariel Holdings Limited, Atrium Underwriting Group Limited and Atrium Underwriters Limited. From its nationalisation in 2008 until January 2009 Ann was Interim Chief Financial Officer and Executive Director of Northern Rock. Ann joined the Board of British American Tobacco plc in October 2011 as a non-executive director. Age 56. Alexander (Alistair) Johnston CMG FCA Independent non-executive director and member of the Audit Committee Alistair Johnston has been an independent non-executive director of Prudential and a member of the Audit Committee since January 2012. Alistair was a partner of KPMG from 1986 to 2010. He joined KPMG (then Peat Marwick Mitchell) in 1973 and held a number of senior leadership positions. These included Vice Chairman of UK Financial Services and Head of UK Insurance Practice, International Managing Partner – Global Markets and UK Vice Chairman. Latterly he served as a Global Vice Chairman of the firm from 2007 to 2010. Alistair acted as a non-executive director of the Foreign & Commonwealth Office from 2005 to 2010 and chaired the audit committee until 2009. He was an Association Member of BUPA until January 2012. Alistair is a member of the Strategy and Development Board and a Visiting Professor at Cass Business School. In February 2012 Alistair was appointed as a Trustee of the Design Museum in London. Age 59. Paul Manduca Senior independent non-executive director and member of the Audit, Remuneration and Nomination Committees Paul Manduca has been an independent non-executive director of Prudential since October 2010 and succeeded James Ross as the Board’s Senior Independent Director in January 2011. He joined the Audit and Remuneration Committees in November 2010 and became a member of the Nomination Committee in January 2011. Paul was appointed as a non-executive director of Wm Morrison Supermarkets Plc (Morrisons) in September 2005. He was the Senior Independent Director, a member of the Nomination Committee and Chairman of the Remuneration Committee of Morrisons. He previously chaired the Audit Committee and stepped down from the Board of Morrisons in March 2011. He is also Chairman of Aon Limited, a non-executive director and Chairman of the Audit Committee of KazmunaiGas Exploration & Production Plc, Chairman of Henderson Diversified Income Limited and Chairman of JPM European Smaller Companies Investment Trust Plc. Paul was a director of Development Securities plc until March 2010, Chairman of Bridgewell Group plc until 2007 and a director of Henderson Smaller Companies Investment Trust plc until 2006. Paul was European CEO of Deutsche Asset Management from 2002 to 2005, global CEO of Rothschild Asset Management from 1999 to 2002 and founding CEO of Threadneedle Asset Management Limited from 1994 to 1999 when he was also a director of Eagle Star and Allied Dunbar. Paul is a member of the Securities Institute. Age 60. Kaikhushru Nargolwala FCA Independent non-executive director and member of the Risk and Remuneration Committees Kai Nargolwala has been an independent non-executive director of Prudential and a member of the Risk and Remuneration Committees since January 2012. Until December 2011 he was the non-executive Chairman of Credit Suisse Asia Pacific, having joined Credit Suisse in 2008 as a member of the Executive Board and CEO of the Asia Pacific region. From 1998 to 2007, Kai worked for Standard Chartered PLC where he was a Group Executive Director responsible for Asia Governance and Risk. His responsibilities included developing strategy and business performance across Asia, as well as strategic merger and acquisition activity. Prior to that, he spent 19 years at Bank of America and from 1990 was based in Asia as Group Executive Vice President and Head of the Asia Wholesale Banking Group. From 2004 to 2007, he was a non-executive director at Tate & Lyle plc and at Visa International, where he served on the Asia Pacific Board. Kai is currently a non-executive director and lead independent director of Singapore Telecommunications Limited, a member of the Board of the Casino Regulatory Authority of Singapore and a member of the Governing Board of the Duke-NUS Graduate Medical School. Age 61. Lord Turnbull KCB CVO Independent non-executive director, Chairman of the Remuneration Committee and member of the Risk and Nomination Committees Lord Turnbull has been an independent non-executive director of Prudential since May 2006. He joined the Risk Committee and the Remuneration Committee in November 2010, and became Chairman of the Remuneration Committee and a member of the Nomination Committee in June 2011. From January 2007 to November 2010 he was a member of the Audit Committee. He entered the House of Lords as a Life Peer in 2005. In 2002 he became Secretary of the Cabinet and Head of the Home Civil Service until he retired in 2005. Prior to that he held a number of positions in the Civil Service, including Permanent Secretary at HM Treasury; Permanent Secretary at the Department of the Environment (later Environment, Transport and the Regions); Private Secretary (Economics) to the Prime Minister; and Principal Private Secretary to Margaret Thatcher and then John Major. He joined HM Treasury in 1970. Lord Turnbull is Chairman of BH Global Limited and a non-executive director of Frontier Economics Limited and The British Land Company PLC, and was formerly a non-executive director of the Arup Group from 2006 to 2007. He also worked part-time as a Senior Adviser to the London partners of Booz and Co (UK) until February 2011. Age 67.

16 Notice of Annual General Meeting 2012 | Appendix 1 | continued

Appendix 1

Additional information

None of the directors standing for election or re-election has any relationship with any other director, member of senior management or substantial or controlling shareholder of the Company. The biographical information in respect of each of these directors complies with the disclosure requirements as set out in the Hong Kong Listing Rules. As such, there are no other matters that need to be brought to the attention of holders of securities of the Company and no other information to be disclosed pursuant to the requirements of Rule 13.51(2) (h) to (v) of the Hong Kong Listing Rules.

Current basic annual fees for non-executive directors are £85,000 with additional fees for ordinary membership or chairmanship of a Board Committee as follows:

Committee	Ordinary membership	Chairmanship
Audit	£25,000	£70,000
Risk	£25,000	£60,000
Remuneration	£25,000	£50,000

Harvey McGrath is the Chairman of the Company. He receives an annual fee of £500,000, which is an all-inclusive fee. Paul Manduca is the senior independent director of the Company and he receives a fee of £50,000 in addition to his Board and Committee fees.

Salary levels for executive directors are reviewed annually by the Remuneration Committee taking account of the latest available market data. Any increases in annual base salary are normally effective from 1 January of the relevant year.

The basic salaries of R A Devey, J W Foley, M G A McLintock, N A Nicandrou, B L Stowe, C T Thiam and M A Wells are £600,000, £610,000, £360,000, £630,000, HK$8,000,000, £1,000,000 and US$1,050,000 respectively.

In addition, the executive directors are eligible to receive a discretionary annual bonus and long term incentive awards as described more fully in the Directors' Remuneration Report on pages 134 to 157 of the Annual Report 2011.

Interests in the share capital of the Company

As at 9 April 2012, being the latest practicable date prior to the publication of this document, the directors standing for election and re-election held the following interests in the ordinary share capital of the Company. These interests include shares acquired under the Share Incentive Plan, deferred annual incentive awards and interests in shares awarded on appointment. All interests are beneficial. For further information please refer to the Directors' Remuneration Report in the Annual Report 2011.

Directors' interests in shares, options and awards

	Interests in ordinary shares	Interests in ordinary shares under option	Option exercise price	Option exercise periods
K B Dadiseth	32,196			
H J Davies	3,083			
R A Devey	271,313	3,268	£4.658666	1 December 2016 – 31 May 2017
J W Foley	408,859	2,953	£5.51	1 June 2013 – 29 November 2013
M W O Garrett	39,233			
A F Godbehere	15,914			
A D K Johnston	–			
P V F S Manduca	2,500			
H A McGrath	300,636			
M G A McLintock	676,039			
K S Nargolwala	16,000			
N A Nicandrou	346,471	3,268	£4.658666	1 December 2016 – 31 May 2017
B L Stowe	506,049			
C T Thiam	910,154	965	£4.658666	1 December 2014 – 29 May 2015
A Turnbull	16,624			
M A Wells	585,280			

None of the directors standing for election or re-election has an interest in the Company's loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

Notice of Annual General Meeting 2012 | Appendix 2 17 Appendix 2 Principal provisions of the Prudential International Savings-Related Share Option Scheme for Non-Employees 2012 General The Prudential International Savings-Related Share Option Scheme for Non-Employees 2012 (the Scheme) is designed to incentivise and retain individuals, such as insurance agents, who are not employees of the Prudential group but who are closely connected with the group. The Scheme allows the Board to grant such individuals options to acquire ordinary shares in the Company (Shares). The Scheme is similar to the UK and International Savings-Related Share Option Schemes for employees. The Scheme can be operated in and outside the United Kingdom and may be varied from country to country to take account of local practice, tax and exchange control and securities law requirements. The rules of the Scheme are not materially different to those of the Prudential International Savings-Related Share Option Scheme for Non-Employees 2002. Term No option shall be granted under the Scheme more than 10 years after the date the Scheme is approved by the Company in general meeting. Eligibility Individuals will be eligible to be selected by the Board for participation in the Scheme if they have been directly or indirectly engaged by, or connected with, a Prudential group company under a contract for services or a similar arrangement normally for a minimum period of six months or such other periods the Board may specify. Savings contributions At the time of receiving options, participants must enter into a savings contract with a nominated savings institution under which participants agree to make monthly contributions in pounds sterling or, at the discretion of the Board, in a nominated currency. The maximum monthly contribution is £250 (or the equivalent amount in a nominated currency) or such higher amount as the Board may specify from time to time. The participant must select the date on which his savings will be repaid to him (the maturity date) which will normally be three or five years after commencement of the savings contract. The number of Shares over which a participant may be granted an option will be the number of Shares that can be acquired on the maturity date, at the exercise price, with the savings plus interest payable on that date. Participants do not pay for the grant of an option. Limits on issue of shares and maximum entitlement of each participant under the scheme The maximum number of shares which can be issued or issuable under the Scheme, when added to the number of shares issued under any other scheme which provides for the subscription of Shares by or on behalf of individuals employed or otherwise engaged by the Company or any Subsidiary, cannot exceed 10% of the issued share capital of the Company from time to time (currently 2,551,669,287 shares). The maximum share entitlement of each participant under the Scheme for each option granted is limited to the total savings and interest accumulated under that participant’s savings contract, divided by the option exercise price. The maximum number of shares issued or issuable under the Scheme to all participants would not exceed 1% of the issued share capital of the Company in any 12 month period. Exercise price The exercise price of an option may not be less than 80% of the middle-market quotation of a Share as derived from the London Stock Exchange Daily Official List for three consecutive dealing days determined by the Board which fall within the period of 30 days immediately preceding the day on which the relevant option is granted. Exercise of options An option may normally only be exercised during the six month period following the maturity date of the related savings contract. Exercise of the options does not depend on any performance conditions. If a participant’s contract for services is terminated, his options will automatically lapse unless the Board in its absolute discretion determines otherwise, when the Board may decide the terms on which the options may be exercised before the maturity date. Circumstances in which the Board may allow an early exercise of a participant’s options would, for example, include a participant’s death. Options may be exercised in the event of a takeover, reconstruction or amalgamation or winding-up of the Company (or, in certain circumstances, may be exchanged for options over shares in an acquiring company). Except as described above, there is no provision in the rules for the cancellation of options granted but not exercised. Variation of share capital In the event of any capitalisation issue, rights issue, subdivision, consolidation or reduction of the Company’s share capital, the number of Shares under option and/or the exercise price may be adjusted by the Board subject to the auditors certifying that the adjustment is, in their opinion, fair and reasonable. The adjustment must give a participant the same proportion of the Company’s share capital as that to which he was previously entitled.

18 Notice of Annual General Meeting 2012 |Appendix 2 | continued Appendix 2 Rights of option holders Options will not be transferable and, except where exercise is permitted following the death of the option holder, may only be exercised by the persons to whom they were granted. Options do not carry any rights to vote or dividends. Options become exercisable for two months on a liquidation of the Company. Required disclosure about value of options The Hong Kong Listing Rules encourage disclosure of the value of all options which may be granted under the Scheme, using a Black-Scholes or similar option pricing model, as if they had been granted on the date of the AGM. The Board considers that such a disclosure would not be meaningful and may be misleading to shareholders because most of the variables on which such a valuation would depend cannot be determined in any realistic way by reference to an assumed grant date. Those variables would include the exercise price, the level of savings by participants and assumptions about the Company. Amendments to the scheme The Board may amend the Scheme provided that any amendments comply with the requirements of Chapter 17 in the Hong Kong Listing Rules, but amendments to the advantage of participants made to certain provisions such as eligibility and the determination of the exercise price, amendments of a material nature and any change to the terms of options granted may not be made without the prior approval of shareholders in general meeting (unless the amendment is made in order to comply with, or take account of, the provisions of any proposed or existing legislation, or to take advantage of any changes to legislation or a change of control situation or to obtain favourable tax treatment for the Group or any participant). Any change to the authority of the directors or scheme administrators in relation to any alteration to the terms of the Scheme must also be approved by the Company’s shareholders in a general meeting. The Board or the Company in general meeting can terminate the Scheme early. If they do, no further options will be granted but any previously granted will continue in effect. The purpose of the scheme Participants select a maturity date of three or five years after commencement of the savings contract and an option may normally only be exercised during the six-month period following the maturity date. The purpose of the Scheme is to incentivise and retain individuals. Requiring an option to be held until the maturity date of the savings contract serves this purpose since options automatically lapse upon the termination of a participant’s contract for services. The Scheme benefits not only the participants but also the Company, which benefits from wider share ownership and creating greater alignment amongst its insurance agents, shareholders and employees. Offering an exercise price which is up to a 20% discount to the market price is a long term incentive to encourage loyalty. Trustees of the scheme There are no trustees nor any trust of the Scheme.

19

20 Notice of Annual General Meeting 2012 Prudential plc Registered office Laurence Pountney Hill London EC4R 0HH For information, visit www.prudential.co.uk Registered in England and Wales 1397169